CUSIP No. 975515 10 7                                          Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                          Winstar Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   975515 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 975515 10 7                                          Page 2 of 6 Pages


1)   Name of Reporting Person           Welsh, Carson,
     and I.R.S. Identification           Anderson & Stowe VIII,
     No. of Above Person, if             L.P.
     an Entity (Voluntary)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------
4)   Source of Funds                            Not Applicable

-----------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
-----------------------------------------------------------------
Number of                       7)   Sole Voting  9,863,391 shares of
Shares Beneficially                      Power    Common Stock
Owned by Each                                     (issuable upon
Reporting Person                                  conversion of
                                                  preferred stock and
                                                  exercise of warrants)
                                ----------------------------------------
                                8)   Shared Voting
                                     Power                 -0-
                                ----------------------------------------
                                9)   Sole Disposi-9,863,391 shares of
                                     tive Power   Common Stock
                                                  (issuable upon
                                                  conversion of
                                                  preferred stock and
                                                  exercise of warrants)
                                -----------------------------------------
                                10)  Shared Dis-
                                     positive Power       -0-
                                -----------------------------------------
11)  Aggregate Amount Beneficially         9,863,391 shares of
     Owned by Each Reporting Person        Common Stock (issuable upon
                                           conversion of preferred
                                           stock and exercise of
                                           warrants)
---------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
---------------------------------------------------------------------
13)  Percent of Class
     Represented by                             9.7%
     Amount in Row (11)
---------------------------------------------------------------------
14)  Type of Reporting
     Person                                     PN

CUSIP No. 975515 10 7                                          Page 3 of 6 Pages


1)   Name of Reporting Person            WCAS Information
     and I.R.S. Identification           Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-----------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------
4)   Source of Funds                            Not Applicable

-----------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
-----------------------------------------------------------------
Number of                       7)   Sole Voting  24,375 shares of
Shares Beneficially                  Power        Common Stock
Owned by Each                                     (issuable upon
Reporting Person                                  conversion of
                                                  preferred stock)
                                -----------------------------------------
                                8)   Shared Voting
                                     Power          -0-
                                -----------------------------------------
                                9)   Sole Disposi- 24,375 shares of
                                     tive Power    Common Stock
                                                   (issuable upon
                                                   conversion of
                                                   preferred stock)
                                -----------------------------------------
                                10)  Shared Dis-
                                     positive Power       -0-
                                -----------------------------------------

11)  Aggregate Amount Beneficially         24,375 shares of
     Owned by Each Reporting Person        Common Stock (issuable upon
                                           conversion of preferred
                                           stock)
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                        less than 0.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                     PN

CUSIP No. 975515 10 7                                          Page 4 of 6 Pages



                         Amendment No. 2 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed on February 11, 1000 and Amendment No. 1 thereto filed on December 19, 2000 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.  Interest in Securities of the Issuer.


          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 92,224,000 shares of Common Stock outstanding, and gives effect to the conversion of all shares of Series G Preferred and Series H Preferred (based on their accreted value as of March 31, 2001) and exercise of Warrants held by each entity and person named below. As of the date of this statement the conversion price of the Series G Preferred is $45 per share, as reported in Amendment No. 1 to the Schedule 13D, and the conversion price of the Series H Preferred and exercise price of the Warrants is $24.59 per share, adjusted from $25 as reported in Amendment No. 1 to the Schedule 13D in accordance with certain anti-dilution provisions contained in their respective terms.

          (a)

          WCAS VIII and VIII Associates

          WCAS VIII owns 9,863,391 shares of Common Stock, or approximately 9.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS IP and INFO Partners

          WCAS IP owns 24,375 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          Managing Members of VIII Associates and
          General Partners of INFO Partners

          (i) Patrick J. Welsh owns 77,667 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii)Russell L. Carson owns 90,115 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 77,667 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 90,115 shares of Common Stock, or

CUSIP No. 975515 10 7                                          Page 5 of 6 Pages

approximately 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 29,105 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 7,288 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 5,206 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 10,410 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 1,231 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates and general partners of INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS IP respectively. Each of the managing members of VIII Associates and general partners of INFO Partners disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member and/or general partner of VIII Associates and/or INFO Partners, as the case may be, in the securities owned by WCAS VIII and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS IP.

          (e) Not Applicable.

CUSIP No. 641881107                                            Page 6 of 6 Pages


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan M. Rather
                                       --------------------------
                                            Managing Member


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /s/ Jonathan M. Rather
                                       -------------------------
                                            Attorney-in-Fact

Dated: April 18, 2001